EXHIBIT 99.1

TransAlta to Host 2025 Investor Day

CALGARY, Alberta, Sept. 18, 2025 (GLOBE NEWSWIRE) -- TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) is pleased to announce that it will hold an Investor Day in Toronto on Tuesday, November 18, 2025. The formal presentation will commence at 9:00 a.m. (ET) (7:00 a.m. MT) and is expected to conclude by approximately 11:30 a.m. (ET) (9:30 a.m. MT).

The event will feature presentations from John Kousinioris, President and Chief Executive Officer, and Joel Hunter, Executive Vice President and Chief Financial Officer, followed by a panel discussion with the broader leadership team. They will provide an in-depth overview of the Company’s strategic priorities, long-term plan, financial outlook and growth objectives.

TransAlta’s Investor Day is open to the investment community and is being hosted in a hybrid format, with in-person and live webcast attendance options available. Attendees may register for the webcast using the link below or register for in-person attendance through the Investor Centre of TransAlta’s website. Registration for in-person attendance closes on Monday, November 10, 2025.

2025 Investor Day Webcast Registration Link:
https://reg.lumiengage.com/transalta

Event details:
TransAlta 2025 Investor Day
November 18, 2025
Start time: 9:00 a.m. ET / 7:00 a.m. MT

For those unable to attend or view the event live, a recording of the video webcast and corresponding presentation will be made available on the Investor Centre section of TransAlta’s website.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of thermal generation and hydro-electric power. For over 114 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 70 per cent reduction in GHG emissions or 22.7 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com